Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 27, 2023

Office of Industrial Applications and Services Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Richie and Lauren Nguyen

Re:	Allurion Technologies Holdings, Inc.
Registration	Statement on Form S-4
Filed	June 13, 2023

File No. 333-271862

Ladies	and Gentlemen,

This letter is submitted on behalf of Allurion Technologies Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Registration Statement on Form S-4 filed on June 13, 2023 (File No. 333-271862) (the “Registration Statement”), as set forth in your letter dated June 22, 2023, addressed to Shantanu Gaur, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Registration Statement (the “Amended Registration Statement”), which includes changes that reflect responses to the Staff’s comments. The Amended Registration Statement also contains certain additional updates and revisions.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending this letter and the Amended Registration Statement (marked to show changes from the Registration Statement) via email.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

June 27, 2023

1.

We note disclosure here that New Allurion will not have units trading on the New York Stock Exchange upon the consummation of the Business Combination and you further clarify on page F-84 that upon closing, New Allurion common stock is expected to be traded on the New York Stock Exchange. Revise the disclosure here to clarify such and disclose whether this is a condition to the closing of the Business Combination which may be waived.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Amended Registration Statement accordingly.

The Compute Health Board’s Reasons for Approval of the Business Combination, page 193

2.

We note your revisions in response to prior comment 4 and reissue the comment. Please revise your disclosure to specifically discuss how the independent members of Compute Health’s Board considered certain conflicts of interest in negotiating and recommending the business combination.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 200 of the Amended Registration Statement accordingly.

Non-Redemption Agreement, page 216

3.

We note your response to prior comment 5 and reissue in part. Revise to disclose the terms of the May 15, 2023 Medtronic Sales Agency Agreement and provide a more detailed analysis explaining why filing this agreement as an exhibit to your filing is not necessary. We note that the Non-Redemption Agreement refers to the Medtronic Sales Agency Agreement.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 220 and 221 of the Amended Registration Statement in response to the Staff’s comment. The Company further respectfully advises the Staff that the Company does not believe that the Sales Agency Agreement (the “Agreement”) between Allurion Technologies, Inc. (“Allurion”) and Covidien AG, an affiliate of Medtronic plc (“Medtronic”), is a material contract required to be filed pursuant to Item 601 of Regulation S-K. In reaching this conclusion, the Company determined that the Agreement was made in the ordinary course of business and does not fall within any of the exceptions set forth in Item 601(b)(10)(ii) of Regulation S-K.

The Agreement appoints Medtronic as a sales agent for Allurion in Turkey on a non-exclusive basis for an initial term of twelve months, with the option to renew for an additional twelve month period. As a sales agent, Medtronic will facilitate orders of Allurion’s products and Medtronic will receive a commission on sales for each referred customer order. Allurion will complete order fulfillment, shipping and invoicing for product orders. Allurion enters into agreements with distributors and sales agents in the ordinary course of business to promote and market its products across the world and the Agreement provides for sales agent services consistent with Allurion’s other sales agency agreements.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

June 27, 2023

The Company submits that its business is not “substantially dependent” on the Agreement, nor does the Agreement constitute a contract to sell a major part of Allurion’s products or services or to purchase a major part of its requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the Company’s business depends to a material extent.

The obligations of Medtronic pursuant to the Non-Redemption Agreement were subject to Medtronic and Allurion having entered into the Agreement, and now that the Agreement has been entered into, Medtronic is required to, among other things, (a) not redeem its 700,000 shares of Class A Common Stock of Compute Health (the “Medtronic Shares”) and (b) not sell, encumber or otherwise transfer the Medtronic Shares prior to the closing of the Business Combination.

For the foregoing reasons, the Company submits that it is not currently dependent on the Agreement in any material or substantial respect and the Agreement is not required to be filed as an exhibit to the Amended Registration Statement under Item 601(b)(10) of Regulation S-K.

Third-party open source software components, page 320

4.

We note your revised disclosure, in response to prior comment 1, that your Information Security Program is in compliance with the global standard ISO 27001:2013. Please tell us whether you are also adhering to the ISO 27001:2022 standards updated in 2022. If the Information Security Program is not in compliance with ISO 27001:2022, include a risk factor noting such or explain why the updated standards are not applicable to you.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 123 and 124 of the Amended Registration Statement accordingly. The Company further respectfully advises the Staff that Allurion’s Information Security Program was certified as ISO 27001:2013 standard compliant by an external auditor in April 2022 prior to the publication of the updated ISO 27001:2022 standard in October 2022. The Company anticipates that it will fully transition to the updated ISO 27001:2022 standard at its next external 3-year recertification audit, scheduled for April 2025, in advance of the ANSI National Accreditation Board required transition date of October 31, 2025. Allurion is currently in the process of implementing the 11 new controls that are part of the updated ISO standard.

Exclusive Forum, page 350

5.

We note your revised disclosure in response to prior comment 3 and reissue in part. Please revise your discussion of the exclusive forum provision here, and in the relevant risk factor, to disclose the potential for investors to experience both increased difficulty in bringing claims and increased associated costs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 138, 139, 358 and 359 of the Amended Registration Statement accordingly.

Division of Corporation Finance

Office of Industrial Applications and Services

United States Securities and Exchange Commission

June 27, 2023

*****

Please contact the undersigned at (617) 570-1724 or via email at PRosie@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Paul R. Rosie
Paul R. Rosie

cc:	Shantanu Gaur, Chief Executive Officer, Allurion Technologies, Inc.

Chris Geberth, Chief Financial Officer, Allurion Technologies, Inc.

Danielle Lauzon, Goodwin Procter LLP